UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Acquisition of Mark Faith Technology Development Limited

On February 20, 2008 China Natural Resources, Inc. (“China Natural Resources” or the “Company”) entered into an agreement (the “Agreement”) to acquire all of the issued and outstanding capital stock (the “Shares”) of Mark Faith Technology Development Limited, a Hong Kong company (“Mark Faith”) and its wholly-owned subsidiary (together, the "Mark Faith Group"), from Feishang Group Limited (the “Shareholder”). The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of China Natural Resources and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the President and Chief Executive Officer of China Natural Resources.

The purchase price for the Shares is to be equal to the lesser of (i) the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 and (ii) RMB24,252,464 (approximately US$3,300,000). In addition, China Natural Resources will pay the Shareholder RMB47,291,576 (approximately US$6,500,000) in satisfaction of outstanding indebtedness of the Mark Faith Group to the Shareholder. China Natural Resources paid the Shareholder RMB30,000,000 (approximately US$4,110,000) at the time the Agreement was signed and the balance of RMB41,544,040 (approximately US$5,691,000) is payable at a closing that is expected to occur on or before March 7, 2008. If the closing does not occur prior to March 31, 2008, the Agreement will terminate and all funds theretofore paid to the Shareholder are to be repaid to China Natural Resources.

In the event that the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 is lower than RMB24,252,464 (US$3,322,255), the Shareholder is obligated to return to China Natural Resources the difference between RMB24,252,464 (US$3,322,255) and the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007.

History of Mark Faith

Mark Faith was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) in August 2006. Mark Faith operates through its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited ("Feishang Copper”), a company established under the laws of the People's Republic of China ("PRC") in Inner Mongolia.  Mark Faith treats the business of Feishang Copper, an enterprise principally engaged in the smelting and refining of copper for distribution in the PRC, as its principal business activity.

Feishang Copper was established as a limited liability company with an initial registered capital of RMB50,000,000 (US$6,849,315) between Shenzhen Feishang Industrial Development Co. Ltd. (“Shenzhen Feishang”) (RMB45,000,000, US$6,164,384 or 90%) and Shenzhen Caopeng Investment Co. Ltd. (“Caopeng”) (RMB5,000,000, US$684,932 or 10%) on May 26, 2005. In December 2006, Shenzhen Feishang and Caopeng, both of which are controlled by Mr. Li Feilie, President and Chief Executive Officer of China Natural Resources, transferred their equity interests in Feishang Copper to Mark Faith, at cost, and since the date of such transfer, Mark Faith has been the owner of 100% of the paid-up capital of Feishang Copper. In July 2007, the registered capital of Feishang Copper was increased to RMB174,200,000 (US$23,863,014), of which RMB75,190,000 (US$10,300,000) was paid up by Mark Faith and the balance is payable on or before July 16, 2009.

Business of Feishang Copper

General

Feishang Copper's principal activity is the smelting of copper concentrates to produce blister copper (a highly pure copper produced during an intermediate stage of copper smelting). The production process also produces sulfuric acid, gold and silver. The copper smelting plant of Feishang Copper is located at Bayannaoer City, Inner Mongolia, the PRC, approximately 1,050 kilometers north of Beijing.

Feishang Copper commenced construction and installation of its copper smelting and refining facilities (the “Smelter”) in late 2005. The total capital expenditure to construct and install the Smelter was approximately RMB200 million (approximately US$27,397,000). The first phase of construction was substantially completed in May 2007 with an initial production capacity of 50,000 tons of blister copper/anode copper and 175,000 tons of sulphuric acid. It is estimated that with an additional capital investment of approximately RMB150 million (approximately US$20,548,000) in the second phase construction of the Smelter, which is expected to commence in 2011, Feishang Copper will be capable of expanding its copper smelting capacity to 100,000 tons of blister copper and anode copper (blister copper that has undergone further refinement to remove impurities) and 350,000 tons of sulphuric acid, and with a copper refining capacity of 100,000 tons of copper cathode (a refined version of anode copper). The Smelter has been in trial production since May 2007 and has not yet operated at full capacity. The Smelter is expected to commence commercial production by early July 2008, subject to the procurement of necessary permits from the relevant government authorities. As at December 31, 2007, Feishang Copper had approximately 422 full-time employees.

Recent Operating Results of Feishang Copper

The following financial information, including results of operations and operating data of Feishang Copper, has been prepared by management, without audit, in accordance with accounting principles generally accepted in the PRC. This financial information may differ materially from the financial information, including financial condition and results of operations of Feishang Copper to be reported by China Natural Resources following consolidation of Feishang Copper’s financial statements with those of China Natural Resources, to be prepared in accordance with accounting principles generally accepted in the United States. Shareholders and prospective investors are cautioned not to place undue reliance on the following information. The following results of operations may not be indicative of results of operations that may be achieved in subsequent periods.

Based on the unaudited management accounts of Feishang Copper as at December 31, 2007 (which were prepared in accordance with accounting principles generally accepted in the PRC), Feishang Copper had total assets of approximately RMB458 million (approximately US$62,740,000) and total liabilities of approximately RMB387 million (approximately US$53,014,000), of which approximately RMB259 million (approximately US$35,479,000) represented advances from related companies with no fixed repayment terms, the proceeds of which were primarily used to finance the construction of the Smelter. Following completion of the acquisition, China Natural Resources intends to gradually fund additional capital contributions to Feishang Copper to enable it to reduce this debt.

For the year ended December 31, 2007, Feishang Copper recorded net sales of approximately RMB297 million (approximately US$40,685,000) and reported a net loss of approximately RMB5 million (approximately US$685,000). Feishang Copper has not yet commenced formal production and did not operate at full capacity during the year ended December 31, 2007.

The table below summarizes the significant operating data of Feishang Copper for the year ended December 31, 2007.

	2007
Production quantity:
Blister copper (tons)	6,003
Gold (kg)	21
Silver (kg)	3,030
Sulphuric acid (tons)	27,749

Sales quantity:
Blister copper (tons)	5,367
Gold (kg)	21
Silver (kg)	2,650
Sulphuric acid (tons)	6,113

	RMB	US$
Sales revenues: (000’s)
Blister copper	277,828	38,059
Gold	3,299	452
Silver	6,788	930
Sulphuric acid	8,345	1,143
Others	528	72

Feishang Copper believes that the PRC is the world’s largest consumer of copper. Management of the Company believes that prospects in the PRC copper market will continue to present it with attractive opportunities for growth and expansion. Feishang Copper also plans to produce copper anodes; and the refining of blister copper/anode copper to produce copper cathodes. The Company’s management also believes that the losses incurred by Feishang Copper during the start up and trial production period are not indicative of results of operations that will be achieved at such time as operations are conducted at full capacity, although no assurance can be provided that Feishang Copper will operate profitably in the future.

Customers

Feishang Copper sells its products primarily to companies located in the PRC. During the year ended December 31, 2007, approximately 88% of Feishang Copper’s sales were to Wuhu Henchang Copper Co. Ltd. (“Henchang”), a related company. The balance (approximately 12%) represented sales made to third parties. Feishang Copper has a one-year sales contract with Henchang subject to annual renewal; however, the sales contract does not obligate Henchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Henchang, in the event Henchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Henchang are unable to agree upon renewal terms, or Feishang Copper’s sales contract with Henchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on Feishang Copper’s results of operations.

Competition

Feishang Copper’s major competitors are large PRC-based copper producers, the largest being Jiangxi Copper Company Limited. The Company believes that competition in the copper market is based on price, quality of products and timing of delivery.

Within the region, Feishang Copper faces competition from Inner Mongolia Baoto Huadin Copper Factory (“Huadin”) which produces 20,000 tons of blister copper annually. Management believes that Feishang Copper has the competitive advantage over Huadin based upon its advanced smelting and refining technology, high product quality and purity, stable raw materials supply and low cost of production.

Properties

The land use right, covering approximately 200,000 square meters on which Feishang Copper’s smelting facilities and related office premises are located, was granted by the local Land and Resources Bureau for a term of 29 years which expires on October 14, 2035, and is subject to the payment of a land premium of approximately RMB2,610,000 (US$357,500). Feishang Copper owns and occupies a total gross floor area for the smelting and ancillary facilities and office premises of approximately 19,000 square meters.

Raw materials

Copper concentrates are required for Feishang Copper’s smelting and refining operation. Copper concentrates are generally purchased domestically. Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”), in connection with which Feishang Copper is required to make payment for materials prior to delivery. For the year ended December 31, 2007, Bayannaoer West accounted for approximately 90% of Feishang Copper’s purchases of copper concentrates.

Environmental regulation

The PRC’s State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection, the implementation of national standards for environmental quality and discharge of pollutants, and the supervision of the environmental management system of the PRC. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

The laws and regulations governing environmental protection require each company to provide environmental impact statements for a construction project with the environmental protection bureaus at the county level. These statements must be filed prior to the commencement of construction, expansion or modification of a project. The environmental protection bureaus inspect new production facilities and determine compliance with applicable environmental standards, prior to the commencement of operations.

The PRC Environmental Protection Law requires production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and to establish an environmental protection and management system. The system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

Penalties for breaching the Environmental Protection Law include a warning, payment of a penalty calculated based on the damage incurred, or payment of a fine. When an entity fails to adopt preventive measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and to a fine. Material violations of environmental laws and regulations causing property damage or casualties may result in criminal liabilities.

Feishang Copper commenced trial production in May 2007. During this process, the relevant government authorities, including the local environmental protection bureau, are expected to inspect Feishang Copper’s trial operations and, following such inspection, Feishang Copper anticipates that the authorities will issue the necessary certifications and permits to permit the commencement of commercial production.

Risk Factors

The following discussion describes risks and uncertainties relating to the current and proposed operations of Feishang Copper. Feishang Copper will also be subject to all of the risks attendant to business operations conducted in the PRC. Shareholders and prospective investors are urged to carefully review all of the risk factors described in filings made by China Natural Resources with the Securities and Exchange Commission prior to making an investment decision.

In the event Feishang Copper is unable to secure applicable production and other permits, it will be unable to commence commercial production.

According to the PRC laws and regulations relating to production safety and environmental protection, Feishang Copper is required to obtain regulatory certifications of safe production and environmental protection and related permits from the relevant authorities before it can commence commercial production. There can be no assurance that Feishang Copper will be able to obtain the relevant production permits in a timely manner, or at all. Any delay or failure in obtaining such permits will delay or prevent the commencement of commercial production.

In the event Feishang Copper does not secure building ownership certificate(s) for the properties that it owns, its rights as the owner of these properties may be adversely affected.

Feishang Copper currently operates from its PRC smelting and ancillary facilities and office premises with a gross floor area of approximately 19,000 square meters. Feishang Copper is in the process of obtaining the relevant building ownership certificate. However, should Feishang Copper be unable to obtain such certificate, it will not be able to sell or transfer the properties or secure bank financing by mortgaging these properties.

Feishang Copper’s future financial performance is highly dependent on the price of copper and the other metals it produces.

Feishang Copper’s future financial performance is significantly affected by the market prices of the metals that it produces. The prices at which Feishang Copper sells its copper products are predominantly set by reference to copper prices on the Shanghai Metal Exchange.

The world and PRC market prices for copper have historically fluctuated widely and are affected by numerous factors beyond Feishang Copper’s control, including the overall demand for and world-wide supply of copper, the availability and prices of competing commodities, international economic and political conditions, inventory levels maintained by users and currency exchange rates.

It is difficult to predict whether metals prices will rise or fall in the future. A decline in copper price could have an adverse impact on Feishang Copper’s future results of operations and financial condition.

Changes in the level of demand for Feishang Copper’s products could adversely affect its product sales.

Feishang Copper’s future revenue is dependent on the level of industrial and consumer demand for blister copper. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that changes increase or decrease the need for its metal products. A change in demand could impact Feishang Copper’s future results of operations and financial condition.

Feishang Copper’s business requires capital investment which we may not be able to obtain.

Feishang Copper’s business is capital intensive. Specifically, smelting and refining costs, the maintenance of machinery and equipment and compliance with laws and regulations require significant capital expenditures. There is no assurance that Feishang Copper will achieve its production capacity or generate sufficient cash to fund necessary capital expenditures, or that additional capital will be available to Feishang Copper on acceptable terms to enable it to continue smelting and refining activities at or above present levels.

If Feishang Copper is unable to obtain necessary raw materials at reasonable costs, its operations and financial condition will be adversely affected.

Feishang Copper’s smelting operations require timely supply of various raw materials including copper concentrates. Since Feishang Copper does not have its own copper mine to guarantee a stable and adequate supply of copper concentrates, such materials are generally purchased domestically from independent suppliers pursuant to long term contracts, or on the spot market. Numerous factors, such as transportation inefficiencies and rising industrial demand may affect Feishang Copper’s ability to maintain target inventories level. If raw materials prices increase more rapidly than the selling prices of copper products, Feishang Copper may be unable to maintain adequate inventories of raw materials and its financial condition and results of operations would be adversely affected.

Feishang Copper currently relies on one supplier for copper concentrates and if Feishang Copper is unable to obtain concentrates from its supplier, or the supply of concentrates is disrupted, Feishang Copper’s production rate, and its and their results of operations, will be adversely affected.

Copper concentrates are required for Feishang Copper’s smelting and refining operation. Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”). For the year ended December 31, 2007, approximately 90% of Feishang Copper’s purchases of copper concentrates were from Bayannaoer West. In the event Bayannaoer West is unable to supply Feishang Copper with its requirements of concentrates, Feishang Copper may suffer delays in the production and delivery of copper, and will be forced to identify and contract with one or more other sources of concentrates. Any such delays may adversely affect Feishang Copper’s and our results of operations.

Feishang Copper’s operations are affected by the availability and price of electricity and water.

Feishang Copper’s smelting operations consume a substantial amount of electricity and water. In the event of shortages in the availability of electricity and/or water, or increases in the prices for electricity and/or water, Feishang Copper could experience production delays and/or increased costs, which could adversely affect its results of operations and financial condition.

In the event Feishang Copper is unable to obtain necessary environmental approvals from government authorities, or in the event environmental laws change, copper production may be delayed and results of operations adversely affected.

Feishang Copper commenced trial production in May 2007 and is in the process of obtaining certifications from relevant authorities, including the environment protection authority, in order to complete trial production and commence commercial production of the copper smelting facilities. There can be no assurance that Feishang Copper will be able to obtain the relevant approval in a timely manner, or at all, from the local environmental protection bureau. Any delay or failure in obtaining such approval will delay or prevent commencement of commercial production.

Feishang Copper’s future operations are subject to extensive PRC environmental laws and regulations. Changes in environmental laws and regulations or their interpretation or implementation, or unanticipated environmental effects from its operations, could expose Feishang Copper to new or increased costs. More stringent laws or regulations may also restrict Feishang Copper’s business operations and adversely affect Feishang Copper’s business prospects.

Feishang Copper’s limited operating history as a copper smelter could adversely impact its operating efficiency and allow competitors to compete against it more effectively.

Feishang Copper’s limited operating history as a copper smelter could adversely affect its overall operating efficiency and ability to compete effectively against other copper producers.

Feishang Copper’s reliance on a single major customer could adversely affect future results of operations.

For the year ended December 31, 2007, approximately 88% of Feishang Copper’s sales were made to Henchang, a related party. Feishang Copper is a party to a one-year sales contract with Henchang, subject to renewal every year; however, the sales contract does not obligate Henchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Henchang, in the event Henchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Henchang are unable to agree upon renewal terms or Feishang Copper’s sales contract with Henchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on Feishang Copper’s results of operations.

Currency Translation

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB7.30 quoted by the People’s Bank of China as at December 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

Press Release

On February 29, 2008, the Company disseminated a press release disclosing its execution of the Agreement with Feishang Group Limited. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description

10.1	Agreement dated February 20, 2008 by and between Feishang Group Limited and China Natural Resources, Inc.
99.1	Press Release dated February 29, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: February 29, 2008	By:	/s/ LI FEILIE
Li Feilie
President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

10.1	Agreement dated February 20, 2008 by and between Feishang Group Limited and China Natural Resources, Inc.
99.1	Press Release dated February 29, 2008